December 7, 2010

David K. Lifschultz
Chief Executive Officer
Genoil Inc.
777 – 8 Avenue S.W., Suite 1650
Calgary, Alberta, Canada T2P Y5

Re: Genoil Inc.
Form 20-F for the Fiscal Year Ended December 31, 2009
Filed July 1, 2010
File No. 0-50766
Response Letter Dated August 25, 2010

Dear Mr. Lifschultz:

We refer you to our comment letter dated August 24, 2010 regarding business contacts with Cuba, Iran, Sudan, and Syria. We have completed our review of this subject matter and have no further comments at this time.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Roger Schwall
Assistant Director
Division of Corporation Finance